Filed by PFSweb, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: eCOST.com, Inc.
Commission File Number: 000-50887
Contact: Anne Donohoe / Todd Fromer
KCSA Worldwide
212.896.1261 / 212.896.1215
adonohoe@kcsa.com / tfromer@kcsa.com
CEOCast Interviews Chief Executive Officers of PFSweb and eCOST.com
PLANO, TEXAS and TORRANCE, Calif., January 12, 2006 – PFSweb, Inc. (Nasdaq: PFSW) and eCOST.com (Nasdaq: ECST) announced today that chief executive officers, Mark Layton for PFSweb and Adam Shaffer for eCOST.com, were interviewed by CEOcast, the premier source of original and syndicated streaming broadcast interviews of CEOs.
In the interview, Mr. Layton and Mr. Shaffer discuss the pending merger agreement between PFSweb, a global provider of integrated business process outsourcing (BPO) solutions, and eCOST.com, a leading online discount retailer, which is targeted to close in the first quarter this year. The interview is available online at www.CEOcast.com.
For the latest updates on the merger, please visit www.pfswebecostmerger.com.
About eCOST.com, Inc.
eCOST.com is a leading multi-category online discount retailer of high-quality new, “close-out” and refurbished brand-name merchandise for consumers and small business buyers. eCOST.com markets over 100,000 different products from leading manufacturers such as Apple, Canon, Citizen, Denon, HP, Nikon, Onkyo, Seiko, Sony, and Toshiba primarily over the Internet (http://www.ecost.com) and through direct marketing. Prior to April 11, 2005, eCOST.com was a subsidiary of PC Mall, Inc.
About PFSweb, Inc.
PFSweb develops and deploys integrated business infrastructure solutions and fulfillment services for Fortune 1000, Global 2000 and brand name companies, including third party logistics, call center support and e-commerce services. The company serves a multitude of industries and company types, including such clients as Adaptec (Nasdaq:ADPT), CHiA’SSO, FLAVIA® Beverage Systems, Hewlett-Packard (NYSE:HPQ), International Business Machines (NYSE:IBM), Nokia (NYSE:NOK), Pfizer, Inc. (NYSE:PFE), Raytheon Aircraft Company, Rene Furterer USA, Roots, Inc., Smithsonian Institution and Xerox (NYSE:XRX). To find out more about PFSweb, Inc., visit the company’s website at www.pfsweb.com.
The matters discussed during the interview and, in particular, information regarding the merger, consist of forward-looking information under the Private Securities Litigation Reform Act of 1995 and is subject to and involve risks and uncertainties, which could cause actual results to differ materially from the forward-looking information. PFSweb has recently filed a Registration Statement on Form S-4 which identifies certain factors that could cause actual results to differ materially from those projected in any forward looking statements made and investors are advised to review the Registration Statement and the Risk Factors described therein. Neither PFSweb nor eCOST undertakes any obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future. There may be additional risks that we do not currently view as material or that are not presently known.
ADDITIONAL INFORMATION
The S-4 Registration Statement filed by PFSweb contains a joint proxy statement for the PFSweb and eCOST stockholder meetings and a prospectus for the PFSweb common stock to be offered to eCOST’s shareholders in connection with the Merger. Investors and shareholders are urged to read the registration statement carefully because it includes various risk factors and other important information about the Merger. Stockholders may obtain a free-of-charge copy of the registration statement, any proxy statement and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Stockholders will also be able to obtain a free-of-charge copy of the proxy statement and other relevant documents by directing a request by mail or telephone to either (i) PFSweb, Inc., 500 North Central Expressway, Suite 500, Plano, Texas 75074 Attention: Corporate Secretary, Telephone: (972) 881-4044, or from PFSweb’s website, www.pfsweb.com or (ii) eCOST, Inc., 2555 West 190th Street, Suite 106, Torrance CA 90504 Attention: Corporate Secretary, Telephone: (310) 225-5025, or from eCOST’s website, www.eCOST.com.
Each company and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from such company’s stockholders in favor of the prospective merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Registration Statement that is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the common stock of either company is also set forth in the Schedule 14A filed by eCOST on May 27, 2005 with the SEC, and the Schedule 14A filed by PFSweb on April 28, 2005 with the SEC.
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